SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D A/3

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CAPRICOR THERAPEUTICS, INC.
(fka Nile Therapeutics, Inc.)
(Name of Issuer)

Shares of Common Stock, par value $0.001 per share
(Title of Class of Securities)

14070B 101
(CUSIP Number)

Arthur H. Amron, Esq.
Wexford Capital LP
411 West Putnam Avenue
Greenwich, CT 06830
(203) 862-7012
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 20, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14070B 101
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Iota Investors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	38,202
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	38,202
11	Aggregate Amount Beneficially Owned by Each Reporting Person	38,202
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	0.33%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 14070B 101
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Spectrum Investors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	13,933
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	13,933
11	Aggregate Amount Beneficially Owned by Each Reporting Person	13,933
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	0.12%
14	Type of Reporting Person (See Instructions)	OO

291001.1

CUSIP No. 14070B 101
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Capital LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	52,135
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	52,135
11	Aggregate Amount Beneficially Owned by Each Reporting Person	52,135
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	0.45%
14	Type of Reporting Person (See Instructions)	PN

CUSIP No. 14070B 101
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	52,135
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	52,135
11	Aggregate Amount Beneficially Owned by Each Reporting Person	52,135
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	0.45%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 14070B 101
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Charles E. Davidson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	52,135
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	52,135
11	Aggregate Amount Beneficially Owned by Each Reporting Person	52,135
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	0.45%
14	Type of Reporting Person (See Instructions)	IN

CUSIP No. 14070B 101
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Joseph M. Jacobs
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	52,135
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	52,135
11	Aggregate Amount Beneficially Owned by Each Reporting Person	52,135
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	0.45%
14	Type of Reporting Person (See Instructions)	IN

This Amendment No. 3 to Schedule 13D modifies and supplements the Schedule 13D initially filed on September 24, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on February 25, 2010 and by Amendment No. 2 to the Schedule 13D filed on June 10, 2010 (the "Statement"), with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Capricor Therapeutics, Inc. (fka Nile Therapeutics, Inc.) (the “Company”).  Except to the extent supplemented by the information contained in this Amendment No. 3, the Statement, as amended as provided herein, remains in full force and effect.  Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Item 1.	Security and Issuer.

Item 1 shall be deleted in its entirety and replace with the following:

       Capricor Therapeutics, Inc. (fka Nile Therapeutics, Inc.)
8840 Wilshire Boulevard, 2nd Floor
Beverly Hills, CA 90211

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 shall be supplemented with the following:

Effective November 20, 2013, pursuant to an Agreement and Plan of Merger and Reorganization, dated as of July 7, 2013, as amended (the “Merger Agreement”), by and among Nile Therapeutics, Inc., a Delaware corporation (“Nile”), Bovet Merger Corp., a Delaware corporation and a wholly-owned subsidiary of Nile (“Merger Sub”), and Capricor, Inc., a Delaware corporation (“Capricor”), Merger Sub merged with and into Capricor and Capricor became a wholly-owned subsidiary of Nile (the “Merger”). Additionally, at a special meeting of stockholders of Nile held on November 12, 2013, the Nile stockholders approved certain amendments to Nile’s charter in connection with the Merger. The charter amendments provide for: (i) a 1-for-50 reverse split of the outstanding common stock of Nile, (ii) a name change from “Nile Therapeutics, Inc.” to “Capricor Therapeutics, Inc.”, and (iii) a reduction in the authorized number of shares of the Nile common stock. The foregoing charter amendments became effective on November 20, 2013 immediately prior to the effective time of the Merger.

 Due to the 1-for-50 Reverse Stock Split, each share of Nile common stock, and each warrant and option exercisable for Nile common stock, was similarly affected by the 1-for-50 Reverse Stock Split. As a result of the Merger, former Capricor stockholders now own 90% of the outstanding common stock of Issuer, and Nile stockholders own 10% of the outstanding common stock of the Issuer, in each case on a fully-diluted basis.

Item 4.	Purpose of Transaction.

Item 4 shall be supplemented with the following:

The information in Item 3 is incorporated herein by reference.

The Reporting Persons consider the acquisition and ownership of the Common Stock to be an investment.

As of the date of the Merger, Dr. Paul Mieyal, an employee of Wexford Capital LP, resigned as a director of the Issuer.

Item 5.	Interest in Securities of the Issuer

Item 5 shall be deleted in its entirety and replace with the following:

The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of 11,687,835 shares of Common Stock issued and outstanding as reported in the Company’s Form 8-K dated November 20, 2013 filed with the Commission on November 26, 2013) are as follows:

Iota Investors LLC
(a) Amount beneficially owned:	38,202	Percent of class:	0.33%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			38,202
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			38,202

Wexford Spectrum Investors LLC
(a) Amount beneficially owned:	13,933	Percent of class:	0.12%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			13,933
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			13,933

Wexford Capital LP
(a) Amount beneficially owned:	52,135	Percent of class:	0.45%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			52,135
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			52,135

Wexford GP LLC
(a) Amount beneficially owned:	52,135	Percent of class:	0.45%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			52,135
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			52,135

Charles E. Davidson
(a) Amount beneficially owned:	52,135	Percent of class:	0.45%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	52,135
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	52,135

Joseph M. Jacobs
(a) Amount beneficially owned:	52,135	Percent of class:	0.45%
(b) Number of shares as to which the person has
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	52,135
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	52,135

Wexford Capital may, by reason of its status as managing member of Iota Investors LLC (“Iota”) and Wexford Spectrum Investors LLC (“WSI”), be deemed to own beneficially the shares of Common Stock of which Iota and WSI possess beneficial ownership. Wexford GP may, by reason of its status as General Partner of Wexford Capital, be deemed to own beneficially the shares of Common Stock of which Iota and WSI possess beneficial ownership. Each of Messrs. Davidson and Jacobs may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the shares of Common Stock of which Iota and WSI possess beneficial ownership. Each of Wexford Capital, Wexford GP, Davidson and Jacobs shares the power to vote and to dispose of the shares of Common Stock beneficially owned by Iota and WSI.  Each of Wexford Capital, Wexford GP and Messrs. Davidson and Jacobs disclaims beneficial ownership of the shares of Common Stock owned by Iota and WSI and this report shall not be deemed as an admission that they are the beneficial owner of such securities except, in the case of Davidson and Jacobs, to the extent of their respective personal ownership interests in any of the members of Iota and WSI.

Except as set forth in Item 3 above, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this Schedule 13D A/3.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 shall be supplemented with the following:

The information in Item 3 is incorporated herein by reference.

Other than as described in this Statement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of Capricor Therapeutics, Inc.

* * * * *

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2013

IOTA INVESTORS LLC

By:	/s/ Arthur H. Amron
Name:	Arthur H. Amron
Title:	Vice President and Assistant Secretary

WEXFORD SPECTRUM INVESTORS LLC

By:	/s/ Arthur H. Amron
Name:	Arthur H. Amron
Title:	Vice President and Assistant Secretary

WEXFORD CAPITAL LP
By: Wexford GP LLC, its general partner
By:	/s/ Arthur H. Amron
Name:	Arthur H. Amron
Title:	Vice President and Assistant Secretary

WEXFORD GP LLC

By:	/s/ Arthur H. Amron
Name:	Arthur H. Amron
Title:	Vice President and Assistant Secretary

/s/ Charles E. Davidson
CHARLES E. DAVIDSON

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS